Sincerely, /s/ Chan Lee July 26, 2023 VIA EDGAR U.S. Securities and Exchange Commission Division of Corporation Finance Disclosure Review Program 100 F Street, N.E. Washington, DC 20549 Attention: Kyle Wiley Jennifer Thompson Re: SEC Comment Letter dated July 21, 2023 BeiGene, Ltd. Form 10-K for the Fiscal Year Ended December 31, 2022 Filed February 27, 2023 File No. 001-37686 Dear Mr. Wiley and Ms. Thompson, BeiGene, Ltd. (the “Company”) acknowledges receipt of your comment letter dated July 21, 2023 (the “Comment Letter”) with respect to the Company’s Form 10-K for the year ended December 31, 2022. As discussed in telephone messages on July 24, 2023 from Joseph Yim of Goodwin Procter LLP to you, the Company respectfully requests an extension to respond to the Comment Letter. The Company respectfully requests an extension of an additional eleven (11) business days until August 21, 2023 to respond to the Comment Letter in order to provide sufficient time for the Company to prepare the necessary response. The Company is committed to responding to the Comment Letter promptly and intends to provide a response to the Staff no later than August 21, 2023. Should you have any questions regarding the request made herein, please do not hesitate to contact Edwin O’Connor of Goodwin Procter LLP at (212) 813-8853. Thank you very much for your courtesy and cooperation in this matter. Chan Lee Senior Vice President, General Counsel